COMMENTS RECEIVED ON NOVEMBER 26, 2013

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File No. 002-90649)

Fidelity Europe Fund

N-14 FILED ON NOVEMBER 1, 2013

N-14 Proxy Statement and Prospectus

1. Proposal 1 - Synopsis
"How do the funds' investment objectives, strategies, policies, and limitations compare?"

"FMR normally invests at least 80% of the fund's assets in securities of European issuers and other investments that are tied economically to Europe. Europe includes all member countries of the European Union, Norway, Switzerland, and certain European countries with low- to middle-income economies as classified by the World Bank. FMR normally invests the fund's assets primarily in common stocks."

C: The Staff would like to know the criteria for an investment to be considered tied economically to Europe.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including Europe) are disclosed under the heading, "Country or Geographic Region" in each respective fund's prospectus. In each respective fund's SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

"Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

2. Proposal 1 - Synopsis
"How do the funds' investment objectives, strategies, policies, and limitations compare?"

C: The Staff would like to know whether derivatives will be used to meet the 80% test. If so, the Staff requests that we disclose how derivatives will be valued for purposes of the 80% test.

R: As disclosed, each of Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Europe Capital Appreciation Fund, and Fidelity Europe Fund normally invests at least 80% of the fund's assets in securities of European issuers and other investments that are tied economically to Europe. Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives toward their 80% policy.

3. Synopsis
"How do the funds' fees and operating expenses compare, and what are the combined fund's fees and operating expenses estimated to be following the Reorganizations?"

Advisor Europe Capital Appreciation

Class A

Class T

Class B

Class C

Institutional Class

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C	None
Redemption fee on shares held less than 30 days (as a % of amount redeemed)	1.00%	1.00%	1.00%	1.00%	1.00%

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

Europe Fund Pro Forma Combined

Class A

Class T

Class B

Class C

Institutional Class

Retail Class

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C	None	None
Redemption fee on shares held less than 30 days (as a % of amount redeemed)	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect both sales charges being charged. However, these funds do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i) to Item 3 of Form N-1A, related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

4. Synopsis
"How do the funds' fees and operating expenses compare, and what are the combined fund's fees and operating expenses estimated to be following the Reorganizations?"

C: The Staff would like the Annual Fund and Class Operating Expense tables broken down by class, rather than by fund, to show the expense comparisons for individual classes in the same table.

R: We have modified the tables to reflect expenses by class.

5. The Proposed Transactions
"Capitalization"

"The following table shows the capitalization of Europe Capital Appreciation, and Europe Fund as of September 30, 2013, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization. As of September 30, 2013, the net assets of Europe Capital Appreciation were $347,008,695, or 38.93% of Europe Fund.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
Europe Capital AppreciationA
Retail Class	$ 347,008,695	$ 22.06	15,730,871
Europe Fund
Retail Class	$ 891,369,245	$ 36.40	24,491,328
Europe Pro Forma Combined Fund
Retail Class	$ 1,238,377,940	$ 36.40	34,024,534

A Estimated one time reorganization costs are $395,000. Expenses exceeding a class's voluntary expense cap will be paid by FMR.

The combined fund pro forma capitalization shown above assumes that only the Reorganization described this in Proposal 2 occurs. Attachment 5 provides pro forma capitalization for the combined fund if both of the Reorganizations occur. If only this Reorganization were to occur, pro forma combined expenses of Europe Fund after the applicable Reorganization would still appear exactly as shown above.

The table above assumes that the Reorganization described in this Proposal 2 occurred on April 30, 2013. The table is for information purposes only. No assurance can be given as to how many Europe Fund shares will be received by shareholders of Europe Capital Appreciation on the date that the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of Europe Fund that actually will be received on or after that date."

C: The Staff noted the disconnect between the dates referenced in this section. The Staff requests this information be aligned as of the same time period.

R: The applicable references to "April 30, 2013" and "September 30, 2013" on pages 23 and 28 of the proxy statement will be updated to "November 30, 2013" for the definitive filing.

6. Pro Forma Financial Statements

C: The Staff requests that pro forma financial statements present the most likely outcome of the merger - including all three funds - regardless of whether the funds have all reached the 10% threshold.

R: Pursuant to Item 14 of Form N-14 pro forma financial statements "need not be prepared if the net asset value of the company being acquired does not exceed 10 percent of the registrant's net asset value." As disclosed on page 23 of the proxy statement, as of September 30, 2013 the net assets of the Advisor Europe Capital Appreciation Fund were 2.97% of Europe Fund's net asset value. As a result, we have not provided pro forma financial statements that include the Advisor Europe Capital Appreciation Fund. We will update the disclosure to provide updated percentage of assets as of a day within 30 days of the definitive filing. Because the current disclosure is consistent with the requirements of Form N-14, we have not modified existing disclosure.

7. Pro Forma Financial Statements - Schedule of Investments

C: The Staff would like to know if the target funds' investments meet the compliance guidelines and restrictions of the acquiring fund, and if so, requests we add disclosure stating this.

R: The acquiring fund will not be required by its compliance guidelines and restrictions to sell any of the securities it acquires from the acquired funds as part of the reorganizations. We note that the following statements are included under "Proposal 1 - Agreement and Plan of Reorganization" and "Proposal 2 - Agreement and Plan of Reorganization," respectively:

"All of the current investments of Advisor Europe Capital Appreciation are permissible investments for Europe Fund."
"All of the current investments of Europe Capital Appreciation are permissible investments for Europe Fund."

8. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.